UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60820/October 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13624

In the Matter of :	
:	
DTVN HOLDINGS, INC., :	ORDER MAKING FINDINGS AND
EMPLOYEE SOLUTIONS, INC., :	REVOKING REGISTRATIONS BY
FALCON NATURAL GAS CORP., :	DEFAULT
INTERNET COMMERCE & :	
COMMUNICATIONS, INC., :	
OSAGE SYSTEMS GROUP, INC., :	
PAYLESS CASHWAYS, INC., :	
PC SERVICE SOURCE, INC., :	
PLAY BY PLAY TOYS & NOVELTIES, INC., :	
POWERBRIEF, INC., :	
SOUTHERN ENERGY COMPANY, INC., :	
SPARTA SURGICAL CORP., :	
STRATEGIA CORP. :	
(N/K/A CATTHAI CORP.), and :	
TTI INDUSTRIES, INC. :	

SUMMARY

       This Order revokes the registrations of the registered securities of Respondents DTVN Holdings, Inc., Employee Solutions, Inc., Falcon Natural Gas Corp., Internet Commerce & Communications, Inc., Osage Systems Group, Inc., Payless Cashways, Inc., PC Service Source, Inc., Play by Play Toys & Novelties, Inc., Powerbrief, Inc., Southern Energy Company, Inc., Sparta Surgical Corp., Strategia Corp. (n/k/a Catthai Corp.), and TTI Industries, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

       The Commission initiated this proceeding on September 24, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 29, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. <u>See</u> OIP at 5; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. <u>See</u> OIP at 5-6; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. PROCEDURAL ISSUE

Johnny W. Thomas, Trustee for the Estate of Play by Play Toys & Novelties, Inc. (Thomas), filed a pleading entitled "Suggestion of Bankruptcy." Stating that the filing "is for informational purposes only, and does not constitute a notice of appearance by the undersigned," he references the company's bankruptcy and "suggests that this [proceeding] has been stayed by operation of 11 U.S.C. § 362." This suggestion is not well-founded.

Law enforcement actions are expressly exempt from the automatic stay provisions of the Bankruptcy Code. Specifically, 11 U.S.C. § 362(b)(4) provides an exemption from the stay for Commission enforcement actions and other exercises of police or regulatory power by governmental units. The purpose of the police and regulatory power exemption for governmental units is "to prevent the bankruptcy court from becoming a haven for wrongdoers." <u>SEC v. Elmas Trading Corp.</u>, 620 F. Supp. 231, 240 (D. Nev. 1985), <u>aff'd</u>, 805 F. 2d 1039 (9th Cir. 1986) (quoting <u>CFTC v. Co Petro Mktg. Group, Inc.</u>, 700 F. 2d 1279, 1283 (9th Cir. 1983)). Actions by the Commission to enforce the federal securities laws, such as the instant proceeding, are actions enforcing police or regulatory powers. Congress has provided the Commission with the express statutory authority, Section 12(j) of the Exchange Act, to administer and enforce the federal securities laws at issue.

Accordingly, the proceeding against Play by Play Toys & Novelties, Inc., will not be stayed. The company is in default since, as noted above, it has not filed an Answer to the OIP. Further, Thomas specifically disclaimed appearing for the company.

III. FINDINGS OF FACT

DTVN Holdings, Inc., CIK No. 908246,[2] is a void Delaware corporation located in Irving, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

filed any periodic reports since it filed a Form 10-QSB[3] for the period ended June 30, 2002, which reported a net loss of $3,310,536 for the prior six months. On October 1, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was terminated on April 28, 2005. As of September 17, 2009, its common stock (symbol "DTVN") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Employee Solutions, Inc., CIK No. 904897, is a dissolved Arizona corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $22,771,000 for the prior nine months. On February 26, 2001, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Arizona, which was terminated on May 25, 2006. As of September 17, 2009, its common stock (symbol "EPYSQ") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Falcon Natural Gas Corp., CIK No. 1167764, is a Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $9,199,277 for the prior nine months. As of September 17, 2009, its common stock (symbol "FNGC") was quoted on the Pink Sheets, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Internet Commerce & Communications, Inc., CIK No. 1003282, is a void Delaware corporation located in Greenwood Village, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $12,419,761 for the prior six months. On July 31, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was converted to a Chapter 7 petition, and was terminated on May 12, 2006. As of September 17, 2009, its common stock (symbol "ICCXQ") was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Osage Systems Group, Inc., CIK No. 898802, is a void Delaware corporation located in Phoenix, Arizona with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $3,790,000 for the prior nine months. On February 15, 2001, the

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[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was converted to a Chapter 7 petition, and was terminated on June 8, 2007. As of September 17, 2009, its common stock (symbol "OSYM") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Payless Cashways, Inc., CIK No. 76744, is a dissolved Delaware corporation located in Lee's Summit, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 26, 2001, which reported a net loss of $58,056,000 for the prior twenty-six weeks. On June 4, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Missouri, which was terminated on June 24, 2005. As of September 17, 2009, its common stock (symbol "PCSH") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PC Service Source, Inc., CIK No. 919999, is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $475,000 for the prior three months. On August 29, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was converted into a Chapter 7 petition, and was terminated on August 22, 2007. As of September 17, 2009, its common stock (symbol "PCSSQ") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Play by Play Toys & Novelties, Inc., CIK No. 945276, is a forfeited Texas corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2001, which reported a net loss of $19,814,542 for the prior nine months. On October 31, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Texas, which was converted into a Chapter 7 petition, and was terminated on March 23, 2006. As of September 17, 2009, its common stock (symbol "PBYPQ") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Powerbrief, Inc., CIK No. 807144, is a forfeited Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $7,330,373 for the prior six months. On October 2, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was terminated on August 22, 2003. As of September 17, 2009, its common stock (symbol "PWRB") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Southern Energy Company, Inc., CIK No. 771642, is a Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having filed no periodic reports with the Commission from the period ended March 31, 1999 through the period ended September 30, 2008. The company filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $10,237 for the prior three months. As of September 17, 2009, its common stock (symbol "SOCI") was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sparta Surgical Corp., CIK No. 819981, is a void Delaware corporation located in Greenwood Village, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2007, which reported a net loss of $66,954 for the prior nine months. On November 6, 2006, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado which was still pending as of September 17, 2009. As of September 17, 2009, its common stock (symbol "SPSGQ") was traded on the over-the-counter markets.

Strategia Corp. (n/k/a Catthai Corp.), CIK No. 797221, is an inactive Kentucky corporation located in Tempe, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $147,661 for the prior nine months. On June 11, 2008, the company changed its corporate domicile from Kentucky to Nevada by merging with a newly-formed Nevada corporation of the same name. During July and August 2008, the company changed its name in the State of Nevada and the Pink Sheets to Catthai Corp. None of these changes were properly reported to the Commission. As of September 17, 2009, the company's common stock (symbol "CTHI") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TTI Industries, Inc., CIK No. 759401, is a Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2000, which reported a net loss of $165,690 for the prior six months. On March 19, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was converted to a Chapter 7 petition, and was terminated on April 16, 2004. As of September 17, 2009, the company's common stock (symbol "TTIA") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IV. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

V. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of DTVN Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Employee Solutions, Inc., is REVOKED;

the REGISTRATION of the registered securities of Falcon Natural Gas Corp. is REVOKED;

the REGISTRATION of the registered securities of Internet Commerce & Communications, Inc., is REVOKED;

the REGISTRATION of the registered securities of Osage Systems Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Payless Cashways, Inc., is REVOKED;

the REGISTRATION of the registered securities of PC Service Source, Inc., is REVOKED;

the REGISTRATION of the registered securities of Play by Play Toys & Novelties, Inc., is REVOKED;

the REGISTRATION of the registered securities of Powerbrief, Inc., is REVOKED;

the REGISTRATION of the registered securities of Southern Energy Company, Inc., is REVOKED;

the REGISTRATION of the registered securities of Sparta Surgical Corp. is REVOKED;

the REGISTRATION of the registered securities of Strategia Corp. (n/k/a Catthai Corp.) is REVOKED; and

the REGISTRATION of the registered securities of TTI Industries, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge